CUSIP NO. 874121-10-6                            Page   1    of   11   Pages
                                                      ------    ------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                 TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   874121-10-6
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Bruce Berkowitz
                             100 Jericho Quadrangle
                                    Suite 212
                             Jericho, New York 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 20, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [X]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

CUSIP No.       874121-10-6                  PAGE    2    OF    11   PAGES
           -------------------------              -------     ------

--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person   Joel M. Greenblatt

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) _

                                                                        (b) x
                                                                            --
--------------------------------------------------------------------------------

3   SEC Use Only
--------------------------------------------------------------------------------

4   Source of Funds* AF, PF

--------------------------------------------------------------------------------

5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                                  --

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization   USA

--------------------------------------------------------------------------------

  Number of        7     Sole Voting Power           111,797

  Shares           -------------------------------------------------------------

  Beneficially     8     Shared Voting Power          99,434

  Owned by         -------------------------------------------------------------

  Each             9     Sole Dispositive Power      111,797

  Reporting        -------------------------------------------------------------

  Person With      10    Shared Dispositive Power     99,434


--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person     211,231

--------------------------------------------------------------------------------

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* _

--------------------------------------------------------------------------------

13  Percent of Class Represented by Amount in Row (11)      7.3%

--------------------------------------------------------------------------------

14  Type of Reporting Person*     IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP No.      874121-10-6                      PAGE    3    OF     11    PAGES
           ---------------------------------    -------     --------


--------------------------------------------------------------------------------
1   Name of Reporting Person


    S.S. or I.R.S. Identification No. of Above Person   Daniel L. Nir

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) _

                                                                        (b) x
                                                                            --
--------------------------------------------------------------------------------

3   SEC Use Only

--------------------------------------------------------------------------------

4   Source of Funds* AF, PF

--------------------------------------------------------------------------------

5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                                  --

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization   USA

--------------------------------------------------------------------------------

  Number of        7     Sole Voting Power            12,247

  Shares           -------------------------------------------------------------

  Beneficially     8     Shared Voting Power          99,434

  Owned by         -------------------------------------------------------------

  Each             9     Sole Dispositive Power       12,247

  Reporting        -------------------------------------------------------------

  Person With      10    Shared Dispositive Power     99,434


--------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person     111,681

--------------------------------------------------------------------------------

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* _

--------------------------------------------------------------------------------

13  Percent of Class Represented by Amount in Row (11)      3.87%

--------------------------------------------------------------------------------

14  Type of Reporting Person*     IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




CUSIP NO. 874121-10-6                            Page  4    of   11   Pages
                                                     ------    ------


ITEM 1. SECURITY AND ISSUER

         Securities acquired:  Common Stock, no par value

         Issuer:  Talbert Medical Management Holdings Corporation
                  3540 Howard Way
                  Costa Mesa, CA 92626-1417


ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule is being filed jointly by Joel M.  Greenblatt  and Daniel
L. Nir (hereinafter sometimes collectively referred to as the "Reporting Persons") individually and in their capacities as controlling persons of the following entities:

   (i) Alfred Partners, L.L.C., a Delaware limited liability company ("Alfred LLC"); and

   (i) Gotham  Capital   II,  L.P.,  a  Delaware  limited  partnership  ("Gotham
III").

     (b), (c) and (f) Each of the Reporting Persons and other entities described above has a business address of 100 Jericho Quadrangle, Suite 212, Jericho, New York 11753.

     Joel M. Greenblatt and Daniel L. Nir are each United States citizens residing in the State of New York whose principal occupations are as General Partners of Gotham III and Managing Members of Alfred LLC.

     Gotham III is a privately owned investment partnership which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

     Alfred LLC is a privately owned Delaware limited liability company the principal business of which is to invest in securities and other financial instruments and to act as General Partner of Alfred Partners, L.P., an affiliate of Gotham III.

     (d) No events have occurred which would be required to be reported under the provisions of this Item.

     (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

     The source of the funds used by each of Messrs. Greenblatt and Nir to purchase Common Stock of the Issuer on behalf of Gotham III and Alfred LLC was working capital and margin borrowing through Speer Leeds and Kellogg. The approximate aggregate amount of funds of Gotham III used to purchase such Common Stock was $3,523,017.08 (exclusive of commissions and other expenses, but inclusive of $1,533,360.01 used to acquire transferable rights to subscribe for shares of Common Stock of the Issuer for $21.50 per share ("Rights"), which rights were distributed to the partners of Gotham III prior to the exercise thereof). The approximate aggregate amount of funds of Alfred LLC used to purchase Common Stock of the Issuer (exclusive of commissions and other expenses) was $2,245,113.67, including $637,273.94 used to acquire Rights, $623,220.50 used to acquire shares of Common Stock upon exercise of such Rights on May 20, 1997, and $984,619.22 used to acquire shares of Common Stock directly in open market purchases. The portion of funds used as described above which were provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and unrelated ongoing transactions in Gotham III's and Alfred LLC's accounts. Working capital was provided by capital contributions of partners and internally generated funds.



CUSIP NO. 874121-10-6                            Page  5    of   11   Pages
                                                     -----      -----


     The source of funds used by each of Messrs. Greenblatt and Nir to purchase Rights and Common Stock of the Issuer for their own accounts, and to exercise such Rights, were personal assets in the approximate amounts of $2,259,725.18 and $152,878.50. In addition, each of Messrs. Greenblatt and Nir received Rights from Gotham III as part of a distribution to partners on May 16, 1997. Messrs. Greenblatt and Nir subsequently exercised the Rights received from Gotham III, using additional personal assets in the approximate amounts of $1,029,140.50 and $170,495, respectively.


ITEM 4. PURPOSE OF THE TRANSACTION

     For each of the Reporting Persons, the purpose of the acquisition of securities of the Issuer is investment. Except as otherwise set forth below, neither of the Reporting Persons nor any of the entities controlled thereby have any current plans or proposals which would result in any of the following:

         1) acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer except for open market or privately negotiated purchases or sales of the Issuer's securities at times and prices determined by the investment objectives of each of the Reporting Persons;

         2)   any  extraordinary  corporate  transaction,   such  as  a  merger,
              reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         3) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         4) any change in the present board of directors or managers of the Issuer;

         5) any material change in the present capitalization or dividend policy of the Issuer;

         6) any other material change in the Issuer's business or corporate structure;

         7) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         8) causing a class of securities of the Issuer to be delisted from a national securities exchange;

         9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         10)  any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

              (a) The beneficial ownership by each of Joel M. Greenblatt and Daniel L. Nir of Common Stock of the Issuer as of the date hereof is as follows:






CUSIP NO. 874121-10-6                            Page  6    of   11   Pages
                                                     -----      -----





  No. of Shares Deemed
to be Beneficially Owned:          Nature of Ownership              Percentage of Class
-------------------------         --------------------              -------------------

         52,234                   The record  ownership  and  economic        1.81%
                                  interest  in such  shares is held by
                                  Alfred LLC.  Messrs.  Greenblatt and
                                  Nir are  managing  members of Alfred
                                  LLC and, therefore, may be deemed to
                                  have indirect  beneficial  ownership
                                  of,    and    shared    voting   and
                                  dispositive  power with  respect to,
                                  such shares.



        47,200                    The record  ownership  and  economic        1.64%
                                  interest  in such  shares is held by
                                  Gotham III.  Messrs.  Greenblatt and
                                  Nir are  general  partners of Gotham
                                  III and, therefore, may be deemed to
                                  have indirect  beneficial  ownership
                                  of,    and    shared    voting   and
                                  dispositive  power with  respect to,
                                  such shares.


        111,797                   The record  ownership  and  economic        3.87%
                                  interest  in such  shares is held by
                                  Mr. Greenblatt individually,  and he
                                  has  sole  voting  and   dispositive
                                  power with respect thereto.  Mr. Nir
                                  disclaims  beneficial  ownership  of
                                  all such shares.


         12,247                   The record  ownership  and  economic        0.42%
                                  interest  in such  shares is held by
                                  Mr.  Nir  individually,  and  he has
                                  sole  voting and  dispositive  power
                                  with respect thereto. Mr. Greenblatt
                                  disclaims  beneficial  ownership  of
                                  all such shares.

      ==========                                                         =========
         223,478                                                             7.74%







CUSIP NO. 874121-10-6                            Page  7    of   11   Pages
                                                     -----      -----



     Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships and individual holdings described above, Joel M. Greenblatt may be deemed to be the beneficial owner of 211,231 shares (7.32%) of the Common Stock of the Issuer.

     Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships and individual holdings described above, Daniel L. Nir may be deemed to be the beneficial owner of 111,681 shares (3.87%) of the Common Stock of the Issuer.

     The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 2,886,118 outstanding shares of Common Stock of the Issuer reported in the Issuer's Prospectus dated April 21, 1997. It does not include common equivalent shares resulting from options granted in September and November, 1996.

     (b) Alfred LLC and Gotham III each have the sole power to vote and dispose of the Common Stock of the Issuer beneficially owned by them. Such voting and dispositive power may be exercised on behalf of Alfred LLC by its Managing Members and on behalf of Gotham III by either of its general partners. Both Joel
M. Greenblatt and Daniel L. Nir are the general partners of Gotham III and the managing members of Alfred LLC. Therefore, Joel M. Greenblatt and Daniel L. Nir may be deemed to each have shared voting and dispositive power over the 99,434 shares (3.45%) of the Common Stock of the Issuer beneficially owned in the aggregate by Gotham III and Alfred LLC.

     In addition, Messrs. Greenblatt and Nir each have sole voting and dispositive power over the 111,797 (3.87%) and 12,247 (0.42%) respectively owned by them for their own accounts.

     (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market acquisitions of Common Stock or Rights except as otherwise indicated):






CUSIP NO. 874121-10-6                            Page  8    of   11   Pages
                                                     -----      -----



      Reporting                                 No. of Shares/      Price Per Share/
        Person                 Date                Rights                Right                Total
        ------                ------               ------                -----                ------

     Alfred, LLC              4/21/97              16,500(a)            18.4834            $304,976.10
                              4/21/97              11,066(a)            21.0824            $233,297.84
                              4/23/97               3,000(a)            19.8125            $ 59,437.50
                              4/24/97                 500(a)            19.8750            $  9,937.50
                              4/24/97               1,500(a)            19.7500            $ 29,625.00
                               5/9/97              (3,021)(b)           (14.000)           ($42,294.00)
                              5/20/97                (558)(b)           (14.000)            ($7,182.00)
                              5/20/97              28,987(d)            21.5000            $623,220.50
                              5/21/97               1,700               40.2500            $ 68,425.00
                              5/21/97               2,400               41.6429            $ 99,942.96
                              5/21/97               8,500               41.0000            $348,500.00
                              5/22/97               1,700               41.6250            $ 70,762.50
                              5/22/97               3,300               43.5625            $143,756.25
                              5/28/97               2,000               44.1250            $ 88,250.00
                              5/29/97               3,647               45.2379            $164,982.62

      Gotham III              4/21/97              40,000(a)            18.4834            $739,336.00
                              4/21/97              26,863(a)            21.0824            $566,336.51
                              4/23/97               7,000(a)            19.8125            $138,687.50
                              4/24/97               1,000(a)            19.8750            $ 19,875.00
                              4/24/97               3,500(a)            19.7500            $ 69,125.00
                               5/9/97               3,021(c)             14.000            $ 42,294.00
                              5/16/97             (81,384)(b)          (14.1250)        ($1,149,549.00)
                              5/21/97               2,000               37.2528            $ 74,505.60
                              5/21/97               3,300               40.2500            $132,825.00
                              5/21/97               4,600               41.6429            $191,557.34
                              5/21/97              16,500               41.0000            $676,500.00
                              5/22/97               3,300               41.6250            $137,362.50
                              5/22/97               6,300               43.5625            $274,443.75
                              5/27/97               1,000               44.3750            $ 44,375.00
                              5/28/97               3,000               44.1250            $132,375.00
                              5/29/97               7,200               45.2379            $325,712.88

    Joel M. Greenblatt        5/15/97              17,800(a)            14.0000            $249,200.00
                              5/15/97              16,000(a)            13.8523            $221,637.00
                              5/16/97              47,867(e)            14.1250            $676,121.37
                              5/19/97               2,818(a)            13.8750            $ 39,100.00
                              5/19/97              15,882(a)            13.9769            $221,981.00
                              5/20/97              11,000(a)            13.9375            $153,313.00
                              5/20/97             111,797(d)            21.5000          $2,403,635.50

    Daniel L. Nir             5/16/97               7,930(e)            14.1250            $112,011.25
                              5/19/97               3,000(a)            13.8750            $ 41,625.00
                              5/20/97               1,317(a)            14.0000            $ 18,438.00
                              5/20/97              12,247(d)            21.5000            $263,310.50




(a) Acquisition of Rights to subscribe for Common Stock
(b) Distribution of Rights to partners/members
(c) Contribution of Rights from Partner
(d) Shares of Common Stock acquired upon exercise of Rights
(e) Rights received as partner in distribution from partnership





CUSIP NO. 874121-10-6                            Page  9    of   11   Pages
                                                      ----      ------

              (d) Not Applicable.

              (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

              Exhibit A.  Agreement of Joint Filing






CUSIP NO. 874121-10-6                            Page  10    of   11   Pages
                                                     -----      -----


After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                  /s/ Joel M. Greenblatt
                                      -------------------------------------
                                      Joel M. Greenblatt


                                  /s/ Daniel L. Nir
                                      -------------------------------------
                                      Daniel L. Nir


Date: May 30, 1997











CUSIP NO. 874121-10-6                            Page  11    of   11   Pages
                                                     ------      ------





                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING
                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION.
                           COMMON STOCK, NO PAR VALUE



     In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above-referenced securities and that this Agreement be included as an Exhibit to such filing.

     This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     WITNESS WHEREOF, the undersigned hereby execute this Agreement on this 30th day of May, 1997.



                                              /s/ Daniel L.  Nir
                                                  -----------------------------
                                                  Daniel L. Nir



                                              /s/ Joel M. Greenblatt
                                                  -----------------------------
                                                  Joel M. Greenblatt